FOR IMMEDIATE RELEASE
                                           OCTOBER 26, 1999
                                           FOR ADDITIONAL INFORMATION
                                           CONTACT:  DARRELL E. BLOCKER
                                                          SR VICE PRESIDENT, CFO
                                                          (219) 356-3311


           NORTHEAST INDIANA BANCORP, INC. DECLARES STOCK DIVIDEND AND
                  ANNOUNCES EFFECTIVE INCREASE IN CASH DIVIDEND

HUNTINGTON, INDIANA, -- (NASDAQ: "NEIB") Northeast Indiana Bancorp, Inc., the parent corporation of First Federal Savings Bank, has announced that the Corporation will do a 10% stock dividend payable on or about November 22, 1999, to shareholders of record on November 8, 1999. Under the terms of the stock dividend, Northeast Indiana Bancorp, Inc. shareholders will receive a dividend of one share for every ten shares held on the record date. No fractional shares will be issued; all fractional shares will be rounded up to the next whole share.

Northeast  Indiana  Bancorp  Chairman  Stephen E. Zahn stated that "the Board of
Directors has declared this stock dividend in recognition of the recent financial performance of the Company and an effort to continue to enhance shareholder value." Mr. Zahn added "the Board's action will increase the number of shares of Northeast Indiana Bancorp, Inc.'s stock outstanding, making it easier for small investors to purchase stock.

The Board also approved a cash dividend for $0.10 for the quarter ended September 30, 1999 to be paid on or about November 22, 1999 to shareholders of record on November 8, 1999. This dividend is payable on shares subsequent to the 10% stock dividend being paid to these shareholders. This represents approximately a 22.2% increase in the cash dividend adjusted for the stock dividend over the $0.09 that has been paid during the previous four quarters.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".